UNIFIED SERIES TRUST

OPERATING EXPENSE LIMITATION AGREEMENT

DEAN MID CAP VALUE FUND

DEAN SMALL CAP VALUE FUND

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of August, 2017, by and between UNIFIED SERIES TRUST, an Ohio business trust (the “Trust”), on behalf of each series of the Trust set forth on Appendix A attached hereto (each a “Fund” and collectively the “Funds”) and the investment adviser of the Funds, Dean Investment Associates, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and the Adviser (the “Management Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each class of a Fund’s total Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of a Fund exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Fund.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940;

expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the applicable Annual Limit in effect at the time of the expense payment or the reimbursement.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least July 31, 2018 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Adviser and a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund listed in Appendix A, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Fund.    Upon termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to paragraph 1 hereof that accrued prior to the termination of this Agreement

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

9. Binding Effect. Notice is hereby given that this Agreement is executed by the Trust on behalf of each Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement with respect to a particular Fund are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund (and not upon any other Fund).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

UNIFIED SERIES TRUST		DEAN INVESTMENT ASSOCIATES, LLC
on behalf of Dean Mid Cap Value Fund and Dean Small Cap Value Fund

By:		By:
Name:		Name:
Title:	President	Title:

Appendix A

Fund	Operating Expense Limit
Dean Mid Cap Value Fund	1.10%
Dean Small Cap Value Fund	1.25%

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